FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of November, 2019 Commission File Number: 001-09531 Telefónica, S.A. (Translation of registrant’s name into English) Distrito Telefónica, Ronda de la Comunicación s/n, 28050 Madrid, Spain 3491-482-8700 (Address of principal executive offices) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F X Form 40-F Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes No X Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes No X Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes No X If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A. TABLE OF CONTENTS Sequential Page Item Number 1. TEF – Press release 2

TELEFÓNICA, S.A. (“Telefónica” or the “Company”) in compliance with the Securities Market legislation, hereby communicates the following RELEVANT INFORMATION Please see attached press release. Madrid, November 27, 2019 Gran Vía, 28 - 9ª Planta - 28013 Madrid

NOTA DE PRENSA PRESS RELEASE TELEFÓNICA APPROVES A 5 -POINT PLAN THAT WILL MARK A NEW ERA FOR THE COMPANY • The company will implement an action plan, approved today, which will serve as a catalyst for the company's transformation. This plan consists of five strategic decisions: A focus on key markets of Spain, Brazil, the UK and Germany; the creation of Telefónica Tech; the creation of Telefónica Infra; operational spin-off of Hispanoamérica; and the redefinition of the corporate centre. • “I'm talking about a new Telefónica. A company prepared for our next 100 years. A Telefónica committed to making our world more human and more sustainable. A company with the purpose of generating value for all its stakeholders and society for the long term and creating relationships of trust, with growth and efficiency.” • These measures will generate, among other effects, more than 2 billion of additional revenues, and a two percentage point increase in operating cash flow margin by 2022. Madrid, 27 of November 2019.- The Board of Directors of Telefónica has approved today, at the proposal of its chairman and CEO José María Álvarez-Pallete, a new action plan that will serve as a catalyst for the transformation of the company. The plan seeks to prioritize markets where the company can be relevant and grow sustainably in the long term, boost its growth potential while leveraging the value of its infrastructure, and increase agility and improve efficiency. Álvarez-Pallete expressed his conviction to the Board of Directors that Telefónica has a huge growth opportunity. He also explained that we are immersed in “a technology revolution, but also a social revolution that will alter our immediate future. A revolution that will generate billions of euros of value and will probably help us solve challenges that until now society had not been able to conquer. For this revolution to be good for everyone, it must be fair and inclusive. It must be human". In a letter addressed to the company’s stakeholders, the chairman described it as “undoubtedly the most important one that I have written since I became chairman of Telefónica” (see full letter). “Companies that do not assume their responsibility in this new world will cease to be relevant in the short term. Executives who are not committed

NOTA DE PRENSA PRESS RELEASE to the long term and sustainability are not being responsible,” he said. “It is up to us to envision, design, and build the company we want to be in the future. And we have done so. We have envisioned it, we have designed it and we want to begin to build the path towards it.” Álvarez-Pallete said that the “geopolitical, macroeconomic and regulatory uncertainties, and high competition in the sector require an increasingly demanding allocation of capital. If in the past the low penetration of voice and data services assured future growth, the current maturity of the markets and the appearance of new competitors subject to different rules demand a highly focused strategic approach.” The new needs and growing demands of both residential and business customers in the face of the explosion of connectivity and Artificial Intelligence, the generation of value for shareholders in the short, medium and long-term and the views of employees on the company have all constituted relevant inputs in the configuration of the new company model, according to the chairman’s letter. In this regard, the chairman of Telefónica today presented the new action plan that will serve as a catalyst for the transformation of the company and that will be implemented around five strategic decisions: - Focus investment and growth in the most important markets of the company: Spain, Brazil, the UK and Germany. - The creation of Telefónica Tech - The creation of Telefónica Infra - An operational spin-off of Hispanoamérica in a single unit. - Redefinition of the company’s corporate centre.

NOTA DE PRENSA PRESS RELEASE These measures will generate, among other effects, more than 2 billion euros of additional revenues, and a two percentage point increase in operating cash flow margin by 2022. With this new plan, the company wants to begin a new way of communicating to the markets and will report additional details in the next few months. Four key countries to prioritize investment, advance digitalization and boost revenues. Spain, Brazil, Germany and the United Kingdom are Telefónica’s four main markets. Although at the end of the third quarter of 2019 the Group was present in 14 countries, these four geographies concentrated 218 million accesses (63% of the total); approximately 80% in revenues, OIBDA and operating cash flow. The plan prioritizes most investments in these four markets, improving the products and services offered to customers, leveraging the existing relationship with millions of users in relevant markets and with potential for growth in this new era. In short, concentrating the company’s resources in the most valuable markets.

NOTA DE PRENSA PRESS RELEASE The four country heads will continue to report to the chief operating officer, Angel Vilá: Emilio Gayo (Spain), Christian Gebara (Brazil), Mark Evans (UK) and Markus Haas (Germany). The creation of Telefónica Tech to boost growth and attract investors The Board of Directors of Telefónica has also agreed today to create Telefónica Tech, a unit that will bring together digital businesses with high growth potential. It aims to become a key partner helping other companies undertake their digital transformation. This unit will initially focus on three businesses: cybersecurity; IoT / Big Data and cloud. These businesses are already collectively growing revenues by more than 30% and the aim is to boost this growth. The unit may be expanded in the future if new business opportunities with this growth potential emerge. Similarly, Telefonica will be open to acquisitions that complement the portfolio as it has been doing in recent years. Telefónica Tech will integrate the business units currently dedicated to the provision of these services, in order to further focus management and achieve the scale necessary to attract appropriate technology talent. The company aims to accelerate growth exponentially through more agile, efficient processes and the incorporation of new partners. This unit will deliver the value proposition that the commercial teams of each country will offer to customers. In addition, the company intends to expand to other countries where Telefónica is not present through agreements with other companies. This new unit is expected to generate more than 2 billion euros in additional revenues by 2022. The CEO of this new company will be José Cerdán, currently Global Head of the B2B segment in Telefónica, and he will report to Angel Vilá. Cerdán has a strong entrepreneurial spirit and a solid track record in creating companies, multiplying their revenues and capturing their full technological potential. He is a great promoter of the digital agenda, advising important companies in the Spanish and international market, as well as private and public organizations and institutions. His relationship with Telefónica began in 2011, when Telefónica acquired Acens. In recent years, as Global Head of the B2B segment, he has led, along with local operations, the growth of revenues in business services.

NOTA DE PRENSA PRESS RELEASE The creation of Telefónica Infra to increase the value of assets and accelerate growth With 50.01% of Telxius as its main asset, Telefónica Infra will bring together Telefónica's shareholdings in telecom infrastructure vehicles, serving third-party operators and incorporating partners. Through Telefónica Infra, Telefónica seeks to highlight the value a unique portfolio of assets, focusing on the development and monetization of towers, DAS, data centres - including EDGE-, greenfield fibre projects or submarine cables, among others. Telefónica Infra will take an open approach to agreements and shareholder structures (majority or minority), and to find the best partners for each type of asset. Also reporting to Angel Vilá, the CEO of Telefónica Infra will be Guillermo Ansaldo, who has to date led the Global Resources unit of Telefónica. Ansaldo has a solid international career, leading transformation strategies for large teams and building alliances with other major technology partners. He has a deep knowledge of the company from both an operational point of view (CEO of Spain and Argentina) and a technical one as the global head of technology of the group. Hispam unifies its structure to attract investors and capture synergies The fourth initiative constitutes the creation of a unit that brings together the businesses of Telefónica in Latin American (all except Brazil) where it operates today. “The history of our company can’t be understood without our commitment to Latin America for 30 years, which has made Telefónica a better company. We have always shown a strong dedication to the region, even in its most difficult moments,” said Álvarez-Pallete. “Our operations in Latin America were the growth engine of the company until a few years ago. However, the particular conditions in these markets have had an impact on the business, reducing its contribution in recent years for different reasons and despite the enormous efforts of our local teams, which have always shown a strong commitment,” said Álvarez-Pallete.

NOTA DE PRENSA PRESS RELEASE Given this market reality, the new unit will have a specific management team differentiated from the rest of the Group. Its main goal will be to attract investors and obtain potential synergies with other market agents, with a view to guaranteeing and maximizing the service we offer to our customers. With this operational spin-off, Telefónica begins a strategic review of its portfolio in Hispam with the double objective of modulating the exposure to the region, while creating the conditions to maximize its value via growth, consolidation and possible corporate transactions. Alfonso Gómez, currently responsible for Hispam Norte, will lead this new unit. He has extensive experience in the telco sector in the Latin American market. He was responsible for the recent network deal in Mexico, for the sale of the Central American units and for the successful restructuring of Colombia Telecom while he was CEO. Aligned with the new strategy, this unit will report to Finance and Control, led by Laura Abasolo. A new organizational model to increase agility and better serve the customer The fifth initiative responds to the need of gaining agility in the implementation of the necessary changes and provide better service to customers, while taking advantage of the scale and synergies of the group. “In recent years we have launched different initiatives to capture the benefits of digitalization, achieving important advances to date. Now, to become more agile and accelerate the execution of our strategy, we must evolve our operating model,” explains the chairman of Telefónica. The role and operation of the corporate centre will be adapted to the new reality, he continued, “focusing on those activities that provide a differential value to the rest of the units and that allow us to capture the value of scale, eliminating some existing duplications with the structures of the countries”. It will have “a higher level of ambition in the simplification and digitalization plans of the operations”. New management structure All these changes lead to the modification of the structure of the Telefónica Group Executive Committee.

NOTA DE PRENSA PRESS RELEASE The company would like to express its gratitude for the work carried out by the executives that are leaving the Executive Committee: Mariano de Beer, who during these three years as Chief Commercial Digital Officer, has successfully carried out the restructuring of the unit, contributed significantly to improving the digital product portfolio and accelerated digital revenue growth; and Bernardo Quinn, for a successful career of almost 30 years in Telefónica, assuming different positions of responsibility in the area of B2B, Human Resources and, more recently, for his work and dedication as the head of Hispam Sur, in a very complex environment. They will both remain in non- executive positions at Telefónica. As part of the decisions taken at Group level, the Board has also approved today a new organization for Telefónica Spain, which aims to further boost growth, after nine consecutive quarters of improvement in the company's revenues in this market, while putting even more focus on the customer. Below is the organisation chart of the new Executive Committee of Telefónica (information on the changes in Telefónica Spain are in a separate press release).

NOTA DE PRENSA PRESS RELEASE The COO, Ángel Vilá, will directly oversee three other business units, in addition to the previously mentioned ones (the four main countries, Telefónica Tech and Telefónica Infra): - Technology and Architecture : This unit will be responsible for defining the Group's strategic technological guidelines. Enrique Blanco joins the Executive Committee to lead this unit. He has a long experience in the company as responsible for technology both in Spain and internationally. He has held several positions of responsibility in the field of engineering, systems, networks and platforms, all of them promoting the technological leadership of Telefónica and ensuring the transformation of networks and infrastructures. He was awarded CTO of the year in 2014 and 2019 by Mobile Europe and Total Telecom, respectively. - Digital Consumer : This unit’s main objective is to define new models of digital customer relationships, improve their experience using digital services and

NOTA DE PRENSA PRESS RELEASE innovative products. It will be headed by Chema Alonso, who is currently Chief Data Officer and responsible for leading the company's Cognitive Intelligence project, offering a new customer relationship model. Chema Alonso is a reference in cybersecurity and in the development of services that digitalize the customer experience. His relationship with Telefónica began in 2013, when the company acquired Eleven Paths, the company he founded. - Business Solutions : This unit aims to enhance a multichannel approach, as well as the relationship with wholesalers and the global development of the B2B product. To take advantage of synergies and opportunities with the area of Telefónica Tech, it will also be headed by José Cerdán.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Telefónica, S.A. Date: November 27, 2019 By: /s/ Pablo de Carvajal González Name: Pablo de Carvajal González Title: Secretary to the Board of Directors